BP 3/12 *

SECURITIES A
Was

09059711

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27862

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seattle-Northwest Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1420 Fifth Avenue, Suite 4300
(No. and Street)

Seattle	WA	98101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Newhouse 206-628-2865
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 2800	Seattle	WA	98104
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TH 3/25

OATH OR AFFIRMATION

I, Michael Newhouse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seattle-Northwest Securities Corporation, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Notary Public
State of Washington
JON LABONITE
MY COMMISSION EXPIRES
February 28, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEATTLE-NORTHWEST SECURITIES CORPORATION AND SUBSIDIARIES

Independent Auditor's Report and Consolidated Statement of Financial Condition

December 31, 2008 and 2007

CERTIFIED PUBLIC ACCOUNTANTS | BUSINESS CONSULTANTS

MOSS-ADAMS LLP

MOSS ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS | BUSINESS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Seattle-Northwest Securities Corporation

We have audited the accompanying consolidated statement of financial condition of Seattle-Northwest Securities Corporation and subsidiaries as of December 31, 2008 and 2007. This consolidated statement of financial condition is the responsibility of the management of Seattle-Northwest Securities Corporation. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2008 and 2007 consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Seattle-Northwest Securities Corporation and subsidiaries as of December 31, 2008 and 2006, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Seattle, Washington
February 27, 2009

SEATTLE-NORTHWEST SECURITIES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

ASSETS

	2008	2007
Cash	$ 1,422,543	$ 1,249,498
Deposits with Clearing Organization	737,116	776,428
Receivables		
Brokers and Dealers	17,274,203	723,491
Customers	1,106,504	46,797
Other	893,406	823,189
Securities Purchased Under Agreements to Resell	29,841,464	26,891,352
Securities Owned	41,797,856	70,584,860
Office Furniture, Equipment and Leasehold Improvements, net of Accumulated Depreciation and Amortization of $2,308,980 and $2,159,487	355,856	363,785
Intangible Assets Associated with Customer Relationships	308,333	358,333
Other Assets	357,929	310,626
	$ 94,095,210	$ 102,128,359

LIABILITIES AND SHAREHOLDERS' EQUITY

	2008	2007
Bank Loans	$ 10,100,000	$ 13,100,000
Securities Sold Under Agreements to Repurchase	36,668,665	15,923,312
Payables to Brokers and Dealers	1,009,966	33,149,739
Payables to Customers and Non-Customers	924,281	70,861
U.S. Government and Federal Agency Securities Sold But Not Yet Purchased	29,858,338	27,124,300
Accounts Payable	824,654	174,906
Accrued Liabilities	4,411,339	2,334,568
	83,797,243	91,877,686
Commitments and Contingencies (Note 5)		
Liabilities Subordinated to Claims of General Creditors (Note 7)	1,081,017	1,670,707
Common Stock (Note 7)	8,031	8,238
Additional Paid in Capital	11,425,851	11,738,178
Accumulated Deficit	(2,218,640)	(3,156,497)
Common Stock Purchase Loans	1,708	(9,953)
	9,216,950	8,579,966
	$ 94,095,210	$ 102,128,359

See accompanying notes.

Note 1 - Organization and Summary of Significant Accounting Policies

Organization - Seattle-Northwest Securities Corporation (the Company) is a registered broker-dealer with the Securities and Exchange Commission (S.E.C.). The Company operates primarily in the Northwest, however it also serves institutional and broker-dealer clients throughout the United States. The Company is also engaged in investment management services through SNW Asset Management, a wholly-owned subsidiary. The consolidated financial statements include the amounts of the Company and its wholly-owned subsidiary. All material intercompany balances and transactions are eliminated in consolidation. The Company is wholly-owned by its employees either directly or through an Employee Stock Ownership Plan (ESOP). As of December 31, 2008, the ESOP owned approximately 96% of Seattle-Northwest Securities Corporation outstanding common stock.

Receivables From and Payables to Brokers and Dealers - Such amounts principally represent the contract value of securities that have not been delivered or received by settlement date.

Receivables From and Payables to Customers - Such amounts principally represent amounts due on securities transactions. Securities owned by customers and non-customers are held as collateral for receivables. Such collateral is not reflected in the Company's financial statements.

Other Receivables - Such amounts principally represent amounts invoiced for financial advisory work performed.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase - Securities purchased under agreements to resell and securities sold under agreements to repurchase are financing transactions that are collateralized by negotiable securities, in amounts equaling 100% of the agreements, and are carried at the amounts at which the securities will be subsequently repurchased or resold, as specified in the respective agreements, including accrued interest. The Company's policy is to take possession of securities purchased under agreements to resell. Securities sold under agreements to repurchase are held by nationally recognized dealers or clearing houses. The Company monitors daily the market value of the securities acquired or sold as compared to the amounts due or owed under the resell or repurchase agreements, including accrued interest. The Company enters into new resell or repurchase agreements if any material deficiencies exist. The Company offsets certain resell and repurchase agreements that are executed with the same counterparty and meet criteria for the legal right of offset.

Securities Owned - Securities inventory, which includes securities owned and securities sold short, is carried at fair value. The Company adopted the provisions of SFAS No. 157, "Fair Value Measurements" (SFAS No. 157), effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company has various types of bonds in its inventory balance. All securities are categorized as Level 2 and are valued using observable inputs such as spreads to comparable agency securities, treasury securities, or published pricing scales.

Office Furniture, Equipment and Leasehold Improvements - Office furniture and equipment are carried at cost and are principally depreciated over their estimated useful lives according to accelerated methods of depreciation for both book and tax purposes. Leasehold improvements are also carried at cost and are amortized on an accelerated basis over the shorter of the term of the office lease or their estimated useful lives.

Intangible Asset Associated with Customer Relationships - In August 2007 and August 2002, the Company entered into a business combination and asset purchase transaction, respectively, to purchase customer relationships served by independent advisors for a purchase price of $250,000 each. The assets acquired by the Company primarily involve contracts with customers that will continue to be served by the Company. The resulting intangible assets are being amortized on a straight-line basis over a period of ten years. The Company performs impairment analyses annually. An asset is deemed impaired if the sum of the expected future cash flows is less than the carrying amount of the asset. If impaired, an impairment loss is recognized to reduce the carrying value of the assets to fair value.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Income Taxes - The Company has been recognized by the Internal Revenue Service as a Subchapter S Corporation, which is a non-taxable entity. As the Company became a non-taxable entity effective July 1, 2003, the Company may be subject to taxes on any built-in gains if certain assets are sold prior to July 1, 2013.

Pursuant to FSP FIN 48-3, management has elected to defer the application of FASB Interpretation No. 48 - Accounting for Uncertainty in Income Taxes to the fiscal year beginning January 1, 2009.

For the December 31, 2008 financial statements, the Company has accounted for uncertain tax positions in accordance with FASB Statement No. 5, Accounting for Contingencies whereby the effect of the uncertainty would be recorded if the outcome was considered probable and was reasonably estimable. As of December 31, 2008, the Company has not made any accruals for uncertain tax positions.

Financial Instruments - The Company's financial instruments consist of cash, accounts receivable, securities purchased under agreements to resell, securities owned, deposits with clearing organizations, bank loans, securities sold under agreements to repurchase, corporate and municipal securities sold short, payables to brokers and dealers, accounts payable, and notes payable. The fair values of these financial instruments approximate their carrying values.

Derivatives - Derivatives used for economic hedging purposes include futures. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Fair values of forwards, swaps, and options contracts are recorded in securities owned or securities sold short, as appropriate. Open equity in futures transactions are recorded as receivables from and payables to broker-dealers and clearing organizations or customers, as applicable.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk - The Company is engaged in various trading and brokerage activities whose counterparties primarily include brokers and dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company has sold securities under agreements to repurchase with three counterparties totaling $30,635,964. The Company has purchased securities under agreements to resell with three counterparties totaling $29,841,464.

The Company maintains its cash balances in financial institutions which at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk.

Reclassifications - Certain balances in the 2007 financial statements have been reclassified to conform to 2008 presentation.

Note 2 - Bank Loans

In the normal course of business, the Company borrows from banks on a demand basis. Borrowings are secured by receivables from brokers, dealers and customers and securities owned, in amounts equaling 110% of outstanding borrowings, pledged as collateral. The Company had outstanding borrowings from banks of $10,100,000 and $13,100,000 as of December 31, 2008 and 2007, respectively. At December 31, 2008 and 2007, the stated interest rate on these borrowings was 1.75% and 4.88%, respectively.

Note 3 - Securities Owned

Securities owned at December 31 consist of:

	2008	2007
U.S. Government and Federal Agency Securities	$ 38,542,612	$ 66,470,843
State and Municipal Bonds	1,386,541	2,846,498
Corporate Bonds	1,868,703	1,267,519
	$ 41,797,856	$ 70,584,860

Note 4 - Related Parties

Certain related-party transactions, which are principally the execution of security trades and shareholder loans, occur between the Company, its principal shareholders and its related ESOP. Security trades are consummated under terms and conditions that are considered to be comparable to other customers. At December 31, 2008 and 2007, the amount of non-forgivable shareholder loans included in other receivables was $91,647 and $101,794, respectively.

Note 5 - Commitments and Contingencies

In the normal course of business, the Company enters into when-issued and underwriting commitments. The price of the underlying securities and date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated. The market value of such is identified in the Company's portfolio of investments. Losses may arise due to changes in the market value of the securities or from the inability of counterparties to meet the terms of the contract. In connection with such purchases, the Company is required to hold liquid assets as collateral with the custodian sufficient to cover the purchase price. At December 31, 2008 and 2007, $375,000 and $414,311 was held as collateral, respectively. Open commitments at December 31, 2008 and 2007, which were subsequently settled, had no material effect on the financial condition of the Company. The aggregate annual non-cancelable rental commitments at December 31, 2008 under all office leases, subject to certain escalation charges, are as follows:

2009	$ 731,052
2010	679,083
2011	587,693
2012	575,771
2013	576,781
Thereafter	355,368
	$ 3,505,748

Note 6 - ESOP

The Company's ESOP covers all of the Company's eligible employees. An employee is eligible to participate in the ESOP on either July 1 or January 1 following their date of hire. Plan contributions are based on a percentage of an employee's elective deferrals as well as Company profitability. Employees vest in plan contributions over a three-year period. The amount of the annual Company contribution under the ESOP is determined based on the return on shareholders' equity achieved during the Company's fiscal year as well as the amount of total compensation an employee defers.

Note 7 - Buy-Sell Agreement

The Company has an agreement for the purchase and sale of stock that limits ownership and transferability of its shares amongst its employees and its ESOP. The agreement specifies the Company can redeem and cancel its shares at the fair market value of those shares in the event of death, disability or retirement of a shareholder/employee or under other circumstances with payment being made, if the Company so desires, in the form of a note which may be subordinated. Repayment of principal is made in four annual installments bearing interest at variable rates and is available as equity in computing net capital under the S.E.C.'s uniform net capital rule. As of December 31, 2008 and 2007, the Company has subordinated notes outstanding totaling $1,081,017 and $1,670,707, respectively.

The agreement limits the amount that can be redeemed at any time to a level consistent with and adequate for the Company's business operations being conducted prior to the redemption. It also limits the redemption price to the fair market value of the stock as determined by an independent appraiser and approved by the Board of Directors.

The aggregate amount of maturities of subordinated debt is as follows:

2009	$ 540,509
2010	540,508
	$ 1,081,017

Note 8 - Capital Requirements

The Company is required to maintain minimum capital as defined in certain "net capital rules" of the S.E.C. At December 31, 2008 and 2007, the Company's net capital under these rules was $6,737,789 and $6,922,550, respectively, which exceeded minimum capital requirements by $6,380,280 and $6,672,550, respectively. The Company's ratio of aggregate indebtedness to net capital may not exceed 15 to 1. At December 31, 2008 and 2007, the Company's ratio of aggregate indebtedness to net capital was .80 to 1 and .37 to 1, respectively.

Pursuant to SEC regulations, an independent auditor's report on internal control was filed along with the Company's annual audit report to the SEC. A copy of this report is currently available at the SEC's principal office in Washington D.C. and the SEC's Pacific Regional office in San Francisco.

Note 9 - Common Stock Purchase Loans

The Company has issued common stock to shareholders in exchange for common stock purchase loans. The loans have ten-year maturities, bear interest at 1.25% to 1.50% above the broker call rate, are adjusted on a monthly basis, and are secured by the common stock purchased by the shareholders.

Note 10 - Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157 *Fair Value Measurements.* See Note 1 for a discussion of the Company's accounting policies.

The following table presents information about the Company's assets and liabilities measured at fair value on a reoccurring basis as of December 31, 2008:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Balance as of December 31, 2008
ASSETS				
Securities owned	$ -	$ 41,797,856	$ -	$ 41,797,856
Securities purchased under agreements to resell	-	29,841,464	-	29,841,464
	$ -	$ 71,639,320	$ -	$ 71,639,320
LIABILITIES				
U.S. Government and Federal Agency Securities Sold But Not Yet Purchased	$ -	$ (29,858,338)	$ -	$ (29,858,338)
Securities sold under agreements to repurchase	-	(36,668,665)	-	(36,668,665)
	$ -	$ (66,527,003)	$ -	$ (66,527,003)